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                 FORM OF LETTER TO CLIENTS OF BROKERS, DEALERS,
              COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES
                             REGARDING THE OFFER BY

                   TEMPLETON VIETNAM OPPORTUNITIES FUND, INC.

                  TO PURCHASE FOR CASH UP TO 4,029,302 OF ITS
                         ISSUED AND OUTSTANDING SHARES
                          AT NET ASSET VALUE PER SHARE

To Our Clients:

     Pursuant to your request, enclosed for your consideration are the Offer to Purchase dated December 19, 1997 of Templeton Vietnam Opportunities Fund, Inc. (the "Fund") and the related Letter of Transmittal by which the Fund is offering to purchase up to 4,029,302 shares of its issued and outstanding common stock, par value $0.01 per share (the "Shares") for cash at a price equal to their net asset value ("NAV") determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on January 20, 1998, unless the Offer is extended. This Offer is subject to the terms and conditions set forth in the Offer to Purchase dated December 19, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 20, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond January 20, 1998, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended (the "Offering Price"). In the event that more than 4,029,302 Shares are tendered, the Fund intends to extend the Expiration Date of the Offer by ten business days in order to give shareholders who may not have initially tendered their Shares an opportunity to tender their Shares.

     The purpose of the Offer is to provide shareholders who may no longer wish to participate in the Fund with the opportunity to sell their Shares to the Fund at net asset value. At the time of the Fund's initial public offering, the prospectus stated that, if at least 65% of the Fund's total assets were not invested in the equity and debt securities of Vietnam Companies (as described in Section 12 of the Offer) by October 1, 1997, management of the Fund would call a shareholders meeting to vote either on a proposal to modify the Fund's investment policies (and to change the name of the Fund) or on a proposal to liquidate the Fund. The securities markets in Vietnam have not developed to the point where the Fund was able to achieve the 65% target and the Fund's shares have generally traded on the NYSE at a discount from their net asset value. Accordingly, to assist those investors who no longer desire to remain shareholders of the Fund, the Fund's Board of Directors has determined that the Fund should conduct this tender offer, to the extent consistent with the best interests of the Fund. The Fund chose to limit the Offer to 4,029,302 Shares or approximately 50% of its Shares issued and outstanding because the Fund believes that this represents the maximum amount of Shares that may be purchased and still permit the Fund to operate as a viable investment entity.

     After completion of the tender offer, the Fund intends to hold its Annual Meeting of Shareholders on or before March 31, 1998 to determine the future of the Fund. If 4,029,302 or fewer of the Fund's shares are validly tendered and not withdrawn, the Board of Directors intends to submit to shareholders a proposal to change the name of the Fund to "Templeton Vietnam and Southeast Asia Fund, Inc.," and to change the Fund's investment policies to expand its ability to invest in other Southeast Asian countries, while continuing to focus its investment program on Vietnam. The new policies would allow the Fund to invest its assets in Vietnam as that country's markets develop, while giving it the flexibility to invest in other Southeast Asian countries such as China, Hong Kong, India, Indonesia, Korea, Malaysia, Myanmar, the Philippines, Singapore, Taiwan and Thailand. In the event that an organized securities market develops in Vietnam, the Fund would have the ability to invest a significant amount of its assets in Vietnam. If more than 4,029,302 of the Fund's Shares are validly tendered and not withdrawn, the Board currently intends to submit to shareholders a proposal to liquidate the Fund. See Sections 7, 11, 12 and Appendix B of the Offer.

     The Offer to Purchase and the Letter of Transmittal are being forwarded to you as the beneficial owner of Shares held by us for your account but not registered in your name. We are sending you the Letter of

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Transmittal for your information only; you cannot use it to tender Shares we hold for your account. A tender of your Shares can be made only by us as the holder of record and only according to your instructions.

     Your attention is called to the following:

     1. The purchase price is the NAV determined as of the close of the regular trading session of the NYSE on January 20, 1998, subject to the terms and conditions of the Offer to Purchase dated December 19, 1997 and the related Letter of Transmittal. THE OFFER EXPIRES AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 20, 1998, UNLESS EXTENDED (THE "EXPIRATION DATE"). If the Offer is extended beyond January 20, 1998, the purchase price for Shares will be their NAV determined as of the close of the regular trading session of the NYSE on the Expiration Date, as extended.

     2. The Offer is for up to 4,029,302 (approximately 50%) of the issued and outstanding Shares of the Fund and is not conditioned upon any minimum number of outstanding Shares being tendered, but is subject to certain conditions set forth in the Offer to Purchase. Under the conditions described in the Offer to Purchase, the Fund can terminate or amend the Offer or can postpone the acceptance for payment of, payment for or purchase of any Shares.

     3. A SHAREHOLDER WISHING TO ACCEPT THE OFFER MUST TENDER, OR CAUSE THE TENDER OF, ALL SHARES ACTUALLY OR CONSTRUCTIVELY OWNED BY THE SHAREHOLDER, PURSUANT TO SECTION 318 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AS OF THE DATE OF PURCHASE OF SHARES PURSUANT TO THE OFFER. Shareholders should consult their tax advisers as to the application of the constructive ownership rules of Section 318. Shares tendered shall include any shares received by shareholders pursuant to a dividend by the Fund or participation in the Fund's Dividend Reinvestment Plan.

     4. Shareholders may receive cash for the tender of Shares or may elect to have the proceeds from the tender of Shares applied to the purchase of Class I shares of the following open-end investment companies distributed by Franklin Templeton Distributors, Inc.: Templeton Developing Markets Trust; Templeton Growth Fund, Inc.; and Templeton Pacific Growth Fund (the "Alternative Funds"). All sales charges for such purchases are waived. In order to purchase shares of the Alternative Funds, shareholders must complete and submit the Application Form included with the Letter of Transmittal. The minimum investment for shares of an Alternative Fund is $100. If the proceeds from tendered Shares applied towards a purchase of shares of an Alternative Fund total less than $100, then those proceeds will be distributed in cash. Before shareholders may elect to apply cash proceeds from the tender of Shares to purchase shares of an Alternative Fund, they must first obtain that Alternative Fund's prospectus. Prospectuses for the Alternative Funds may be obtained free of charge by calling 1-800-DIAL-BEN (1-800-342-5236).

     5. In the event that more than 4,029,302 Shares are tendered, the Fund intends to extend the Expiration Date of the Offer by ten business days in order to give shareholders who may not have initially tendered their Shares an opportunity to tender their Shares. The Fund will purchase Shares from tendering shareholders, in accordance with the terms and conditions specified in the Offer. Shares will be purchased on a pro rata basis in accordance with the number of Shares tendered by each shareholder during the period the Offer remains open, unless the Fund determines not to purchase any Shares.

     6. Tendering shareholders will not be obligated to pay brokerage commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by the Fund pursuant to the Offer; however, a broker, dealer or other person may charge a fee for processing the transactions on behalf of shareholders. Shareholders are not required to pay a service charge to the Fund or the Depositary in connection with their tender of Shares.

     If you wish to have us tender your Shares, please instruct us by completing, signing and returning to us the instruction form on the reverse side.

     YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF ON OR BEFORE THE EXPIRATION OF THE OFFER. THE EXPIRATION DATE AND THE WITHDRAWAL DEADLINE IS 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON JANUARY 20, 1998, UNLESS EXTENDED.

     The Offer is not being made to (nor will tenders be accepted from or on behalf of) owners of Shares in any jurisdiction in which the Offer or its acceptance would violate the laws of that jurisdiction. To the extent that the securities laws of any jurisdiction would require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund's behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

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